Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Sep 30, 2017	Dec 31, 2016
Assets
Current assets
Cash and cash equivalents		$126	$161
Accounts receivable	3	202	141
Inventory	4	200	185
Prepaids		12	10

		540	497
Non-current assets
Property, plant and equipment	13,15	1,382	1,262
Intangible assets		24	22
Deferred income tax assets		4	4
Other assets	5	1	14

		1,411	1,302
		$1,951	$1,799

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$258	$218
Taxes payable		37	1
Current portion of long-term debt	6	—	200

		295	419
Non-current liabilities
Long-term debt	6	548	546
Other liabilities	7	28	27
Deferred income tax liabilities		182	157

		758	730
Shareholders’ equity	8	898	650

		$1,951	$1,799

(See accompanying notes, including note 13 for commitments and contingencies)

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions, except per share information)	Note	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Sales	15	$578	$453	$1,581	$1,284
Cost of sales		(381)	(340)	(1,110)	(1,015)
General and administrative recovery (expense)		1	(3)	(7)	(8)
Depreciation and amortization	15	(27)	(23)	(78)	(68)
Loss on disposal of assets		(2)	—	(9)	—

Operating income		169	87	377	193
Non-operating expense:
Finance costs		(7)	(13)	(26)	(39)

Earnings before income tax		162	74	351	154
Income tax expense	9	(32)	(19)	(75)	(32)

Earnings		$130	$55	$276	$122

Earnings per common share	10
Basic		$1.51	$0.64	$3.21	$1.43
Diluted		1.50	0.64	3.18	1.42

(See accompanying notes)

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Earnings	$130	$55	$276	$122
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	4	1	(2)	(11)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	10	(10)	27	(21)

Other comprehensive income (loss), net of tax	14	(9)	25	(32)

Comprehensive income	$144	$46	$301	$90

(See accompanying notes)

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions)	Note	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Share capital
Balance, beginning of period		$1,345	$1,337	$1,341	$1,334
Issue of common shares upon exercise of options and Dividend Reinvestment Plan		5	1	9	4

Balance, end of period	8	$1,350	$1,338	$1,350	$1,338

Merger reserve	8	$(96)	$(96)	$(96)	$(96)

Contributed surplus
Balance, beginning of period		$8	$10	$9	$10
Stock options exercised		—	—	(1)	—

Balance, end of period		$8	$10	$8	$10

Retained deficit
Balance, beginning of period		$(282)	$(505)	$(402)	$(559)
Earnings		130	55	276	122
Common share dividends		(35)	(7)	(61)	(20)

Balance, end of period(i)		$(187)	$(457)	$(187)	$(457)

Accumulated other comprehensive loss
Balance, beginning of period		$(191)	$(193)	$(202)	$(170)
Other comprehensive income (loss)		14	(9)	25	(32)

Balance, end of period	8	$(177)	$(202)	$(177)	$(202)

Shareholders’ equity		$898	$593	$898	$593

(See accompanying notes)

(i) Retained deficit comprises:
Deficit arising on cashless exercise of warrants in 2013				$(263)	$(263)
All other retained earnings (deficit)				76	(194)

				$(187)	$(457)

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions)	Note	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$130	$55	$276	$122
Items not affecting cash:
Depreciation and amortization		27	23	78	68
Deferred income tax		(3)	19	22	29
Loss on disposal of assets		2	—	9	—
Other items	11	12	5	8	14

		168	102	393	233
Net change in non-cash operating working capital balances	11	3	(5)	(52)	(51)
Net change in taxes payable and investment tax credit receivable		32	—	45	1

		203	97	386	183

Investing activities
Investment in property, plant and equipment	13,15	(56)	(24)	(174)	(58)
Investment in intangible assets		—	(2)	(3)	(5)

		(56)	(26)	(177)	(63)

Financing activities
Common share dividends paid		(35)	(7)	(60)	(20)
Accounts receivable securitization repayments, net	3	—	—	—	(30)
Issue of common shares	8	4	—	7	2
Repayment of debt	6	—	—	(200)	—

		(31)	(7)	(253)	(48)

Foreign exchange revaluation on cash and cash equivalents held		3	(2)	9	(7)

Cash and cash equivalents
Increase (decrease) during period		119	62	(35)	65
Balance, beginning of period		7	12	161	9

Balance, end of period		$126	$74	$126	$74

(See accompanying notes, including note 10 for supplemental cash flow information)

Notes to the Interim Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a significant equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

At quarter-end, Brookfield controlled approximately 49% of the outstanding common shares of the Company. Subsequent to quarter-end, Brookfield’s interest in the outstanding common shares of the Company decreased to approximately 40% (see note 14).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2016 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with Norbord’s 2016 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of Norbord on October 26, 2017.

(b)	Basis of Presentation

These interim financial statements include the accounts of the Company and all its wholly-owned subsidiaries.

(c)	Changes in Accounting Standards

(i)	Income Taxes

In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments became effective for the Company on January 1, 2017 and did not have a significant impact on its interim financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments became effective for the Company on January 1, 2017 and the additional disclosure has been included in the supplemental cash flow information (note 11) accordingly.

(d)	Future Changes in Accounting Policies

As disclosed in Norbord’s 2016 audited annual financial statements, below are new accounting policies with an effective date for the year beginning on or after January 1, 2018:

(i)	Financial Instruments

Norbord intends to adopt IFRS 9, Financial Instruments, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the standard to have a material impact on its financial statements.

(ii)	Revenue from Contracts with Customers

Norbord intends to adopt IFRS 15, Revenues from Contracts with Customers (IFRS 15), and the clarifications in its financial statements for the annual period beginning on January 1, 2018. The Company has undertaken a review of its significant contracts in accordance with the five-step model in IFRS 15 to determine the impact on the timing and measurement of its revenue recognition and based on this review Norbord does not expect the standard to have a material impact on its financial statements or accounting policy.

(iii)	Share-based Payment

Norbord intends to adopt the amendments to IFRS 2, Share-based Payment, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the amendments to have a material impact on its financial statements.

(iv)	Foreign Currency Transactions and Advance Consideration

Norbord intends to adopt IFRIC 22, Foreign Currency Transactions and Advance Consideration, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the interpretation to have a material impact on its financial statements.

(v)	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRS 16 on its financial statements.

In addition to the future changes in accounting policies disclosed in Norbord’s 2016 audited annual financial statements, below are new accounting policies issued to-date in 2017:

(i)	Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRIC 23 on its financial statements.

(e)	Changes in Accounting Policies – Foreign Currency Translation

Effective April 2, 2017, the Company changed its policy on the classification of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities, taxes payable and receivable, and investment tax credit receivable. Gains and losses on these items are included in earnings and reported as income tax expense (previously reported as general and administrative expenses). The effect of this classification change on prior period comparative balances is not material.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $186 million (December 31, 2016 – $125 million) in trade accounts receivable, and Norbord recorded no drawings as other long-term debt (December 31, 2016 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 6). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charge ranged from 1.5% to 2.6%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at October 26, 2017, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Sep 30, 2017	Dec 31, 2016
Raw materials	$60	$55
Finished goods	61	61
Operating and maintenance supplies	79	69

	$200	$185

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2016 – less than $1 million).

NOTE 5. OTHER ASSETS

(US $ millions)	Sep 30, 2017	Dec 31, 2016
Investment tax credit receivable	$—	$13
Other	1	1

	$1	$14

NOTE 6. LONG-TERM DEBT

(US $ millions)	Sep 30, 2017	Dec 31, 2016
Principal value
7.7% senior secured notes due February 2017	$—	$200
5.375% senior secured notes due December 2020	240	240
6.25% senior secured notes due April 2023	315	315

	555	755
Less: Unamortized debt issue costs	(7)	(9)
Less: Current portion	—	(200)

	$548	$546

In February 2017, the Company repaid its $200 million 7.7% senior secured notes at maturity.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020 and 2023 senior secured notes.

At period-end, none of the revolving bank lines were drawn as cash (December 31, 2016 – $nil), $20 million (December 31, 2016 – $25 million) was utilized for letters of credit and $225 million (December 31, 2016 – $220 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 7. OTHER LIABILITIES

(US $ millions)		Sep 30, 2017	Dec 31, 2016
Defined benefit pension obligation		$16	$18
Accrued employee benefits		7	5
Reforestation obligation		2	2
Unrealized loss on foreign currency forward contracts	12	1	—
Other		2	2

		$28	$27

NOTE 8. SHAREHOLDERS’ EQUITY

Share Capital

	9 mos 2017		9 mos 2016
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	85.8	$1,341	85.4	$1,334
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.6	9	0.2	4

Common shares outstanding, end of period	86.4	$1,350	85.6	$1,338

Merger Reserve

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Stock Options

Year-to-date, 0.2 million stock options were granted (2016 – no stock options) under the Company’s stock option plan. Year-to-date, stock option expense of less than $1 million (2016 – $1 million) was recorded with a corresponding increase in contributed surplus. Year-to-date, 0.6 million common shares (2016 – 0.2 million common shares) were issued as a result of options exercised under the stock option plan for total proceeds of $7 million (2016 – $2 million).

Dividend Reinvestment Plan

Year-to-date, less than $1 million of dividends were reinvested in common shares (2016 – less than $1 million).

Accumulated Other Comprehensive Loss

(US $ millions)	Sep 30, 2017	Dec 31, 2016
Foreign currency translation loss on investment in foreign operations, net of tax of $(3) (Dec 31, 2016 – $(3))	$(140)	$(167)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (Dec 31, 2016 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $9 (Dec 31, 2016 – $9)	(29)	(27)

Accumulated other comprehensive loss, net of tax	$(177)	$(202)

NOTE 9. INCOME TAXES

Income tax expense recognized in the statement of earnings comprises the following:

(US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Current income tax	$35	$—	$53	$3
Deferred income tax (recovery) expense	(3)	19	22	29

Income tax expense	$32	$19	$75	$32

NOTE 10. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Earnings available to common shareholders	$130	$55	$276	$122

Common shares (millions):
Weighted average number of common shares outstanding	86.2	85.6	86.1	85.5
Stock options(1)	0.7	0.6	0.6	0.6

Diluted number of common shares	86.9	86.2	86.7	86.1

Earnings per common share:
Basic	$1.51	$0.64	$3.21	$1.43
Diluted	1.50	0.64	3.18	1.42

(1)	Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. At period-end, there were 0.1 million stock options (Sep 24, 2016 – 1.0 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 11. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprise:

(US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Stock-based compensation	$1	$1	$3	$2
Pension funding greater than expense	—	(2)	(2)	(3)
Cash interest paid less than interest expense	7	5	1	4
Amortization of debt issue costs	1	1	2	2
Unrealized foreign exchange (gain) loss	(2)	—	(3)	2
Realized gain on monetary hedge	8	—	6	1
High Level insurance claim deductible	—	—	—	1
Other	(3)	—	1	5

	$12	$5	$8	$14

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Cash (used for) provided by:
Accounts receivable	$(16)	$3	$(53)	$(33)
Prepaids	(5)	(5)	(2)	(2)
Inventory	11	(1)	(9)	(4)
Accounts payable and accrued liabilities	13	(2)	12	(12)

	$3	$(5)	$(52)	$(51)

Cash income taxes paid are as follows:

(US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Cash income taxes paid	$—	$—	$2	$1

The net change in financial liabilities comprises:

(US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Long-term debt	$1	$—	$(198)	$—
Other long-term debt	—	—	—	(30)
Accrued interest on long-term debt	9	5	2	6

Net increase (decrease) in financial liabilities	$10	$5	$(196)	$(24)

Cash and non-cash movements in financial liabilities:

(US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Cash movements:
Repayment of debt	$—	$—	$(200)	$—
Interest paid	—	(8)	(25)	(33)
Accounts receivable securitization drawings, net	—	—	—	(30)

	—	(8)	(225)	(63)

Non-cash movements:
Amortization of debt issue costs	1	1	2	2
Interest expense	9	12	27	37

	10	13	29	39

Net increase (decrease) in financial liabilities	$10	$5	$(196)	$(24)

NOTE 12. FINANCIAL INSTRUMENTS

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Sep 30, 2017		Dec 31, 2016
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$126	$126	$161	$161
Accounts receivable	Loans and receivables	202	202	141	141

		$328	$328	$302	$302

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$258	$258	$218	$218
Long-term debt(1)	Other financial liabilities	555	599	755	777
Other liabilities	Other financial liabilities	28	28	27	27

		$841	$885	$1,000	$1,022

(1)	Principal value of long-term debt excluding unamortized debt issue costs of $7 million (December 31, 2016 – $9 million) (note 6).

Derivative Financial Instruments

Canadian dollar monetary hedge

At period-end, the Company has foreign currency forward contracts representing a notional amount of C $45 million (December 31, 2016 – C $49 million) in place to sell US dollars and buy Canadian dollars with maturities in October 2017. The fair value of these contracts at period-end is an unrealized loss of $1 million (December 31, 2016 – an unrealized loss of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at period-end. During the quarter, realized gains on the Company’s matured hedges were $8 million (2016 – less than $1 million loss). Year-to-date, net realized gains on the Company’s matured hedges were $6 million (2016 – $1 million gain).

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes and observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 13. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$63	$58	$5	$126
Operating leases	5	9	2	16
Reforestation obligations	—	1	1	2

	$68	$68	$8	$144

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts, of which $4 million relates to the Inverness expansion project. Year-to-date, $93 million of property, plant and equipment was invested in the Inverness expansion.

NOTE 14. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value between the parties and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business:

Brookfield

Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2016 – less than $1 million). Year-to-date, the fees for services rendered were less than $1 million (2016 – less than $1 million).

On August 2, 2017, Brookfield and the Company entered into an agreement with a syndicate of underwriters to complete a bought deal secondary offering of Norbord’s common shares (the Offering). Under the Offering, the syndicate agreed to purchase 3.6 million common shares from Brookfield at a purchase price of CAD $42.35 per common share. On August 9, 2017, upon the completion of the Offering, Brookfield owned, directly and indirectly, approximately 49% of Norbord common shares. Norbord did not receive any proceeds from the Offering.

Subsequent to quarter-end, Brookfield completed a distribution (the Distribution) of an aggregate of 7.1 million common shares of Norbord to investors in certain of its funds. Upon completion of the Distribution, Brookfield owned and controlled approximately 40% of Norbord common shares.

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $24 million (2016 – $16 million) were made to Interex, and year-to-date, net sales were $54 million (2016 – $40 million). At period-end, $4 million (December 31, 2016 – $2 million) due from Interex was included in accounts receivable.

NOTE 15. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Q3 2017
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$464	$114	$—	$578
EBITDA(1)	182	13	1	196
Depreciation and amortization	24	3	—	27
Investment in property, plant and equipment(2)	31	42	—	73

	Q3 2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$356	$97	$—	$453
EBITDA(1)	103	10	(3)	110
Depreciation and amortization	19	4	—	23
Investment in property, plant and equipment(2)	11	16	—	27

	9 mos 2017
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,262	$319	$—	$1,581
EBITDA(1)	434	28	(7)	455
Depreciation and amortization	68	10	—	78
Investment in property, plant and equipment(2)	90	98	—	188
Property, plant and equipment	1,142	240	—	1,382

	9 mos 2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$975	$309	$—	$1,284
EBITDA(1)	238	31	(8)	261
Depreciation and amortization	57	11	—	68
Investment in property, plant and equipment(2)	33	26	—	59
Property, plant and equipment(3)	1,126	136	—	1,262

(1)	EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
(2)	Investment in property, plant and equipment in this note are presented on an accrual basis, whereas investment in property, plant and equipment in the Interim Consolidated Statements of Cash Flows are presented on a cash basis.
(3)	Balance as at December 31, 2016.

NOTE 16. PRIOR PERIOD COMPARATIVES

Certain 2016 figures have been reclassified to conform with the current period’s presentation.